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                                              Filed by: Integra Bank Corporation
                                       Pursuant to Rule 425 under the Securities
                                                    Act of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company: Peoples Community Bancorp
                               Commission File Number of Filing Company: 0-13585


Peoples Community Bank and Integra Bank
Merger Reference Guide

Common Shareholder, Customer and Employee Questions Related to the Merger of Peoples Community Bank and Integra Bank N.A.

GENERAL MERGER RELATED QUESTIONS

Q. When will the merger officially take place?
A. Upon shareholder and regulatory approval, the merger will be completed. This is expected to take place during the first quarter of 2008.

Q. Will the Peoples Community Bank change its name?
A. Yes. Peoples Community Bank will become Integra Bank National Association (also shown as Integra Bank N.A.).

Q. How large will the merged bank be?
A. The combined company would be $4.2 billion in assets, $3.2 billion in deposits, and $2.9 billion in loans.

Q. Can you tell me more about Integra Bank?
A. Integra Bank N.A. and its parent company, Integra Bank Corporation, are headquartered in Evansville, Indiana. Its original bank charter was issued in 1850 in Evansville. Today, Integra's stock is traded under the symbol "IBNK" on the Nasdaq Global Market. Integra has 80 locations and 135 ATMs in Indiana, Kentucky, southwest Ohio, and Illinois. It has locations in the Greater Cincinnati markets of Florence, Union, Warsaw, Crittenden, Dry Ridge, along with area locations in Ripley and Aberdeen, Ohio, and Milan, Versailles and Osgood, Indiana.

Q. How many locations will Integra have in the immediate area after the merger?
A. The combined bank will have 31 banking centers and 35 ATMs in the immediate area, and 99 banking centers and 159 ATMs in total. The immediate area includes locations in the following counties: Hamilton, Butler, Warren and Brown counties in Ohio; Dearborn, Ohio and Ripley counties in Indiana; and Boone, Gallatin, Grant and Mason counties in Kentucky.

Q. Will any branch offices be consolidated?
A. No branch consolidation is planned. Based on where each bank's locations are, there is no overlap. As Peoples does now, Integra will continually evaluate offices to
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ensure they are appropriately supporting the markets they serve. Integra does, however, anticipate additional expansion in the area, but no timetable has been set.

Q. Will Integra Bank continue Peoples approach as a community-based bank with local decision-making?
A. Yes. Integra's structure drives decision-making to the local level, closest to the customer. Customers will continue to work with the same people they see every day at your local banking center.

GENERAL ACCOUNT QUESTIONS

Q. Will Integra offer more services?
A. Integra offers a complete line of personal and business accounts. There are some new products and services that Integra offers such as an enhanced online banking and bill paying service, no annual fee credit cards with travel and gift rewards, annuities, and more. Businesses will enjoy new services such as Integra's EasyScan(TM) Remote Deposit Capture and Absolutely Free Business Checking.

Q. Will Peoples maintain its current products or convert them to Integra products?
A. It is anticipated that Peoples customers will be transitioned to Integra products, which are similar to People's product offerings. A complete comparison of both banks products has not yet been performed. However, it is our intention and Integra's to offer Peoples customers the best account options so they remain extremely satisfied.

Q. Will account numbers change?
A. We hope to limit the need to change account numbers. At this time, it has not been determined if account numbers will have to be changed. If we have to, Integra will make this transition as smooth as possible for customers. Once a final decision has been determined, Integra will communicate any changes to you and your customers.

Q. Can customers continue to use their current checks and deposit tickets?
A. Customers of Peoples should continue to bank as they normally do. At this time, it has not been determined if new checks or deposit tickets will be required. Once a final decision has been determined, Integra will communicate any changes to customers. If during this transition new checks or deposit tickets are needed, Integra will deliver these to customers at no charge.

Q. Will customers have to change their Peoples ATM/Debit Card or PIN?
A. It has not yet been determined if a new ATM/Debit Card will be required or a new PIN will need to be issued. Once that decision has been made, customers will be notified of the decision and any impact that may have to their existing card or PIN. Until further notice, customers should continue to use their card and PIN just as they do now.

Q. Can customers continue to use their Peoples Home Equity Line of Credit access checks?
A. At this time, it has not been determined if new Home Equity access checks will be required. Once a final decision has been determined, Integra will communicate any changes to our customers. If during this transition new checks are needed, Integra will deliver these to affected customers at no charge.

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Q. Will direct deposits and automatic drafts continue?
A. At this time, integration teams are working on all the procedures that pertain to all accounts. Customers will be notified if they need to do anything further to continue to authorize this automatic transaction.

Q. Will account service charges change?
A. A complete comparison of both banks products has not yet been performed. However, it is our and Integra's intention to offer Peoples customers the best account options so they remain extremely satisfied. It is anticipated that Peoples customers will be transitioned to Integra products, which are similar to People's product offerings. Once this comparison has been performed, Integra will communicate any account enhancements or changes to customers by mail.

Q. Will customers still have access to Passbook savings accounts?
A. A complete comparison of both banks products has not yet been performed. Once this comparison has been performed, Integra will communicate any account enhancements or changes to affected customers by mail.

Q. Will customers be able to make deposits and cash checks in more than one state?
A. The combined bank will have 31 banking centers and 35 ATMs in the immediate area, and 99 banking centers and 159 ATMs in total. This includes banking centers in Ohio, Indiana, Kentucky and Illinois. After Peoples becomes Integra, all customers will be able to use these convenient locations.

Q. Can customers of either institution use the other bank's branches prior to the completed merger?
A. Upon completion of the merger, the banks will undergo a consolidation of computer systems along with the official name change. At that time, the bank will operate under the Integra Bank N.A. name which will allow all customers to use any Integra banking center. Prior to this consolidation, customers could not use the other bank's branches.

Q. Does Integra have a checking account that will match their account with Peoples?
A. While the accounts may not match exactly, Integra offers four core checking accounts that are similar to Peoples' offerings to fit a variety of customer needs. This includes Integra's Absolutely Free Checking -- Integra's most popular account. This account includes free checking, free MasterCard(R) CheckCard, free online banking and bill paying, free telephone banking, free check images, free access to any Integra ATM, and a free monthly statement. Integra also offers a 50+ Free Checking with Interest for customers 50 years and over. We will work with our customers to place them in the most appropriate account that fits their financial needs.

Q. How often will customers get a statement on their savings account?
A. They will receive a statement quarterly. If they have a combined statement or electronic transactions, they will receive a statement monthly. They may also receive statements through our online banking system BankAnytime(TM).

Q. Does Integra Bank offer home loans?
A. Yes. Integra offers very competitive products and rates for home loans. Integra offers guarantees to provide the lowest rate, quick loan decisions, and on-time closings.

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Q. Will miscellaneous fees increase?
A. A comparison of Peoples and Integra fees will be performed. If there are any changes to customer fees, they will be outlined in a personalized mailing to the customer's home.

Q. Will Integra Bank continue to match competitors CD rates?
A. Integra offers competitive CD rates. It monitors competitors to ensure its rates are competitive. Questions about rates or CD maturities should be directed to the nearest Integra banking center.

ATMs

Q. Does Integra Bank have ATMs located at places other than the branch?
A. Yes. Integra Bank has 135 ATMs conveniently located throughout the communities it serves. A number of these are free-standing machines which are located in supermarkets, convenience stores, and other frequently visited locations. Peoples customers can get a complete list of Integra branded ATMs on the Integra Bank web site at www.integrabank.com.

FDIC INSURANCE
COVERAGE

Q. What will happen to our customers' FDIC insurance coverage?
A. After Peoples merges into Integra, FDIC insurance will continue as before. Integra follows the same rules as Peoples when it comes to federally-insured deposits. The deposits from the merged banks continue to be insured separately for six months after the merger. Certificates of Deposit (CDs) for the merged bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month grace period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month grace period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period.

BANKING HOURS

Q. Will banking hours change?
A. Integra has no plans to reduce hours at the former Peoples locations.

LOAN
PAYMENTS

Q. If a customer has a loan payment at Peoples withdrawn automatically from their checking account, will that payment continue to be automatically withdrawn?
A. Yes, that can continue. However, at this time, integration teams are working on all the procedures that pertain to all accounts. Customers will be notified if they need to do anything further to continue to authorize this automatic transaction.

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TAXES

Q. Who will send full year tax information on interest-bearing deposit accounts?
A. The merger is anticipated to be complete sometime in the first quarter of 2008. Accordingly, Peoples will handle all tax information reporting for 2007. It is anticipated that Integra will collect tax information on our customer's behalf from Peoples and will send the interest information on their accounts transferred to Integra detailing full-year 2008 information.

CONVENIENCE BANKING

Q. Does Integra Bank offer Telephone Banking?
A. Yes. Integra offers a free Telephone Banking service very similar to what customers are used to at Peoples. With Integra's BankAnytime(TM) Telephone Banking, account activity information can be obtained 24 hours per day and 7 days per week. If customers ever have questions about their account(s), they may contact Integra Bank's Customer Care Center during the hours of 8:00 a.m. - 8:00 p.m. Monday through Friday, and 9:00 a.m. - 2:00 p.m. on Saturday (EST).

Q. Does Integra Bank offer online banking and bill paying?
A. Yes. Integra Bank offers BankAnytime(TM) Online Banking and Bill Paying to its customers at no charge. With Integra's BankAnytime(TM) Online Banking and Bill Paying, account activity information can be obtained 24 hours per day and 7 days per week. With BankAnytime, customers can perform many of the transactions they visit a banking center to do, such as, transfer funds between accounts, make loan payments, review transaction activity, check balances, and view paid check images. In addition, customers can balance their checkbook, receive monthly statements, and even pay bills. Customers can learn more about this convenient service at www.integrabank.com.

Q. Can customers continue to use Peoples online banking and bill pay?
A. Yes. Customers should continue to perform their normal banking transactions until they are notified otherwise.

BUSINESS
ACCOUNTS

Q. How will business customers be affected?
A. Integra has competitive products and more enhanced businesses services available. From Absolutely Free Business Checking and Business BankNet Online Banking, to a full array of Treasury Management services such as Integra EasyScan(TM) Remote Capture, Integra can provide a solution to business customers' financial needs. During this transition, we will work with our business customers to help them find the right products for their needs.